As filed with the Securities and Exchange Commission on November 10, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement
Under
Section 14(d)(1) or 13(e)(4) of the Securities Exchange Act of 1934

The European Equity Fund, Inc.
(Name of Subject Company (Issuer))

The European Equity Fund, Inc.
(Name of Filing Person (Offeror))

298768102
(CUSIP Number of Class of Securities)

The European Equity Fund, Inc.
(formerly The Germany Fund, Inc.)
345 Park Avenue
New York, New York 10154
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With a copy to:
John T. Bostelman, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

$25,937,205.45(a)	$3,052.81(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 2,957,998 shares in the offer, based upon a price per share of $8.77, which represents 95% of the net asset value per share at November 8, 2005.

(b)	Calculated as $117.70 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
        Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
        Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, COMPLETE and correct.

THE EUROPEAN EQUITY FUND, INC.

By:	/s/ Carole Coleman

Name: Carole Coleman

Title:	Secretary
Dated: November 10, 2005

INTRODUCTORY STATEMENT
      This Tender Offer Statement on Schedule TO relates to an offer by The European Equity Fund, Inc., a Maryland corporation (the “Fund”), to purchase for cash up to 2,957,998 of the Fund’s issued and outstanding shares of Common Stock, par value $0.001 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated November 10, 2005 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) and are filed as exhibits to this Schedule TO.
      The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to the items required to be disclosed in this Schedule TO.

Item 12.	Exhibits.

(a)(1)	Offer to Purchase, dated November 10, 2005.
(a)(2)	Form of Letter of Transmittal (including Substitute Form W-9).
(a)(3)	Form of Notice of Guaranteed Delivery.
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, and Trust Companies and Other Nominees.
(a)(6)	Text of letter to stockholders of the Fund dated November 10, 2005.
(b)--(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.
      Not applicable.

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